October 28, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant
Christine Davis, Assistant Chief Accountant

Re:	Aruba Networks, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2011
Filed September 27, 2011
File No. 001-33347
Ladies and Gentlemen:
Aruba Networks, Inc. (the “Company”, “we”, or “our") submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 14, 2011, relating to the above-referenced filing.
In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.
Form 10-K for the Fiscal Year Ended July 31, 2011
Notes to Consolidated Financial Statements
Note 1. The Company and its Significant Accounting Policies
Revenue Recognition and Sales Returns, page 64
1.	You disclose that the company uses ESP when it is unable to determine VSOE or TPE. Please tell us how frequently you use ESP to allocate arrangement consideration. You further disclose that the company determines ESP for a product or a service by considering multiple factors including, but not limited to, cost of products, gross margin objectives, pricing practices, geographies customer classes and distribution channels. For each product or service for which you use ESP, please explain in greater detail how you determine ESP using the multiple factors you disclose.
We respectfully advise the Staff that to date we have not used ESP to allocate any arrangement consideration. We disclosed the use of ESP as an allocation basis in the event such use was necessary. Since the adoption of ASU 2009-13 and ASU 2009-14 we have not used ESP as an allocation basis because we use VSOE for multi-element arrangements. In the event we use ESP as a basis for allocation of material arrangements in the future, we will carefully consider the Staff’s comment with respect to additional disclosure about the extent to which ESP was used in the recording of revenue.

Securities and Exchange Commission
October 28, 2011

Note 9. Income Taxes, page 78
2.	We note that you reversed the majority of your valuation allowance in fiscal year 2011. Given that you have cumulative pre-tax losses, including pre-tax losses in the current year, please describe the specific factors that you considered when determining that a full valuation allowance against your deferred tax assets was not required as of July 31, 2011. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the remaining deferred tax assets and indicate how the positive and negative evidence was weighted. See ASC 740-10-30-16 through 25.
We respectfully advise the Staff that in accordance with ASC740 “Accounting for Income Taxes,” all available evidence, both positive and negative, was considered by the Company, and, based on the weight of that evidence, we determined that a full valuation allowance against our deferred tax assets was not required as of July 31, 2011.
We considered the following examples of positive evidence that support a conclusion that a valuation allowance was not needed:
1)	Tax actions that create future taxable income sufficient to realize the deferred tax asset.
a)	We respectfully advise the Staff of our disclosure in Item 7 of the 2011 Form 10-K, page 42 of our implementation of a tax action. During fiscal year 2011, we contemplated a tax strategy restructuring which was completed in August of fiscal year 2012, prior to the filing of the Form 10-K. As part of the restructuring, the Company executed necessary intercompany agreements and consideration was given for buy-in value which generated material taxable income (at least $73 million of Federal taxable income exclusive of operating profit) for fiscal year 2012, and we expect future taxable income from the royalty stream from the restructuring to utilize deferred tax assets in the near term.
2)	We have recently experienced positive trends in our results of operations, and our cumulative loss has decreased over the past several quarters.
a)	For fiscal 2011, our annual revenue grew 48% compared to fiscal 2010. Further, our deferred revenue for fiscal 2011 grew 25% compared to fiscal 2010. This growth in both revenue and deferred revenue is a key driver in our ability to achieve profitability.

Securities and Exchange Commission
October 28, 2011

b)	We are forecasting increased profitability, however the amount of income that we will need to generate to fully utilize our deferred tax assets is significantly less than our current financial forecasts.
We considered the following examples of negative evidence against the release of the valuation allowance:
1)	Cumulative losses in prior years.
a)	We incurred pre-tax losses in most fiscal years. Excluding the impact of the release of our valuation allowance during fiscal 2011, our cumulative loss for the last 12 quarters was $59.6 million. We had US taxable income for fiscal 2009, but a US taxable loss for fiscal 2010. We were profitable (book income with permanent book/tax adjustments) for the fiscal year ended July 31, 2011.
We believe the strong positive evidence, including completion of our tax action, continued strong revenue growth, recent operating profitability, projections of significant increases in pre-tax income and a history of meeting and beating forecasts will generate material taxable income which could utilize our deferred tax assets in the near future. Accordingly, it is more likely than not that all of our deferred tax assets will be realizable in the near future, and no valuation allowance is necessary, other than for short-term, carry forward period, foreign net losses.
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The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Securities and Exchange Commission
October 28, 2011

Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 329-5134. Thank you for your assistance.
Sincerely,
ARUBA NETWORKS, INC.
/s/ Alexa King

Alexa King, Esq.
Vice President, General Counsel and Corporate
Secretary

cc:	Michael M. Galvin, Chief Financial Officer Aruba Networks, Inc.